Exhibit 99.1

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The offering of these securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable state securities laws. Accordingly, except as permitted under the Underwriting Agreement (as defined herein) and pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws, these securities may not be offered, sold or otherwise disposed of, directly or indirectly, in the United States of America, its territories or possessions, any State of the United States or the District of Columbia (collectively, the "United States"). This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Silver Elephant Mining Corp., at the Company's head and registered office located at Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2, telephone: (604) 569-3661 and are also available electronically at www.sedar.com.

New Issue	October 26, 2020

PRELIMINARY SHORT FORM PROSPECTUS
Silver Elephant Mining Corp.

$8,000,000

20,000,000 Common Shares

$0.40 per Common Share

This prospectus (this "Prospectus") qualifies the distribution (the "Offering") of an aggregate of 20 million common shares ("Common Shares", and the Common Shares offered in this Prospectus being the "Offered Shares") of Silver Elephant Mining Corp. (the "Company") at a price of $0.40 per share (the "Offering Price") for aggregate gross proceeds of $8 million. The Offered Shares will be sold pursuant to an underwriting agreement dated October 26, 2020 (the "Underwriting Agreement") between the Company and Mackie Research Capital Corporation (the "Lead Underwriter"), Canaccord Genuity Corp. and Sprott Capital Partners LP (together with the Lead Underwriter, the "Underwriters"). The Offering Price was determined by arm's length negotiation between the Lead Underwriter and the Company with reference to the prevailing market price of the Common Shares. See "Plan of Distribution".

Price: $0.40 per Offered Share

	Price to the Public	Underwriters' Commission(1)(2)	Net Proceeds to the Company

Per Offered Share	$0.40	$0.024	$0.376
Total Offering(3) ..	$8,000,000	$480,000	$7,520,000

Notes:

(1)
Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to pay a cash commission to the Underwriters equal to 6% of the gross proceeds of the Offering (the "Underwriters' Commission"). In addition to the Underwriters' Commission, the Company will issue to the Underwriters such number of compensation options ("Compensation Options") as is equal to 6% of the aggregate number of Offered Shares issued under the Offering, including any Offered Shares sold pursuant to the Over-Allotment Option (as defined below). Each Compensation Option is exercisable for the purchase of one Common Share (a "Compensation Option Share") at any time prior to 4:30 p.m. (Vancouver time) on the date that is 12 months after the closing date of the Offering (the "Closing Date") at a price of $0.40 per share. This Prospectus also qualifies the distribution of the Compensation Options. See "Plan of Distribution".

(2)
After deducting the Underwriters' Commission, but before deducting the expenses of the Offering, estimated at $300,000, which will be paid by the Company from the proceeds of the Offering. See "Use of Proceeds".
(3)
The Company has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part, in the sole discretion of the Underwriters, at any time for a period of 30 days after the Closing Date, to purchase up to an additional 3 million Common Shares (the "Over-Allotment Shares") at the Offering Price to cover over allotments, if any, and for market stabilization purposes. If the Over Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Commission" and "Net Proceeds to the Company" (before deducting expenses of the Offering) will be $9,200,000, $552,000 and $8,648,000, respectively. This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares. See "Plan of Distribution". A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Unless the context otherwise requires, when used in this Prospectus, all references to "Offered Shares" includes the Over-Allotment Shares and all references to "Compensation Options" includes the additional Compensation Options issuable as a result of the exercise of the Over-Allotment Option.

The following table sets forth the number of securities that may be issued by the Company to the Underwriters pursuant to the Over-Allotment Option and the Compensation Options:

Underwriters' Position	Maximum Number of Securities	Exercise Period	Exercise Price
Compensation Options	1,200,000 Common Shares(1)	12 months following the Closing Date	$0.40 per share
Over-Allotment Option	3,000,000 Common Shares	30 days following the Closing Date	$0.40 per share

Note:

(1)
Assumes no exercise of the Over-Allotment Option. In the event the Over-Allotment Option is exercised in full, a maximum of 1,380,000 Common Shares will be issuable.

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "ELEF" and on the Frankfurt Stock Exchange under the symbol "1P2N" and are quoted on the OTCQX Market (the "OTCQX") under the symbol "SILEF". On October 19, the last full trading day prior to the public announcement of the Offering, the closing price of the Common Shares was $0.465 per share on the TSX. On October 23, 2020, the last full trading day prior to the filing of this Prospectus, the closing price of the Common Shares was $0.415 per share on the TSX. The Company has applied to list the Offered Shares and the Compensation Option Shares on the TSX. Listing of the Offered Shares and the Compensation Option Shares will be subject to the Company fulfilling all the listing requirements of the TSX.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to approval of certain legal matters relating to the Offering by MLT Aikins LLP, on behalf of the Company, and by McCarthy Tétrault LLP, Toronto, on behalf of the Underwriters. See "Plan of Distribution".

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the Underwriters may offer the Offered Shares at a price lower than that stated above. See "Plan of Distribution".

Mr. John Lee, a director and the chief executive officer of the Company, Mr. Masateru Igata, a director of the Company, Mr. Mark Leduc, a director of the Company, and Mr. David Smith, a director of the Company, each resides outside of Canada and each has appointed MLT Aikins LLP at 2600-1066 West Hastings St., Vancouver, British Columbia V6E 3X1, as agent for service of process. Osvaldo Arcé, P. Geo, who is an author responsible for the preparation of the Pulacayo Technical Report (as defined below), resides outside of Canada and has appointed MLT Aikins LLP at 2600-1066 West Hastings St., Vancouver, British Columbia V6E 3X1 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors. The risks outlined in this Prospectus and in the documents incorporated herein by reference should be carefully reviewed and considered by prospective investors. See "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements".

Prospective investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, territorial, local, foreign and other tax consequences of acquiring, holding or disposing of Offered Shares, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares.

Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Closing Date is expected to occur on November 12,  2020, or on such earlier or later date, not later than November 19, 2020, as the Underwriters may determine; however, the Offered Shares are to be taken up by the Underwriters, if at all, on or before a date that is not later than 42 days after the date of the final receipt for this Prospectus. Except in certain limited circumstances, it is expected that one or more global certificates (in physical or electronic form) evidencing the Offered Shares distributed under this Prospectus in Canada will be issued in registered form to CDS Clearing and Depository Services Inc. ("CDS") and will be deposited with CDS on the Closing Date. No certificates evidencing Offered Shares will be issued to Canadian resident purchasers, except in certain limited circumstances (including, without limitation, as described herein), and registration of such securities will be made in the depository service of CDS. Canadian resident purchasers of Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased. Notwithstanding the foregoing, all Offered Shares issued in the United States pursuant to available exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws to purchasers who do not qualify as “qualified institutional buyers” within the meaning of Rule 144A under the U.S. Securities Act (“Qualified Institutional Buyers”) will be represented by definitive physical certificates. See "Plan of Distribution".

ABOUT THIS PROSPECTUS

Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus. Neither the Company nor any of the Underwriters has authorized anyone to provide prospective investors with different information. Information contained on the Company's website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in Offered Shares. Neither the Company nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information appearing in this Prospectus is accurate only as of the date on the front of this Prospectus, or the date of any documents incorporated by reference herein. The Company's business, operating results, financial condition and prospects may have changed since the date of this Prospectus.

Market data and certain industry forecasts used in this Prospectus or the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. Neither the Company nor the Underwriters have independently verified such information, and do not make any representation as to the accuracy of such information.

The Company's consolidated annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. The financial information contained in certain documents incorporated by reference in this Prospectus are presented in United States dollars.

In this Prospectus, references to the "Company" refers to Silver Elephant Mining Corp. and/or, as applicable, one or more of its subsidiaries. Unless the context otherwise requires, references to "Common Shares" include all of the Common Shares. The Company's head and registered office is located at Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus, including the documents incorporated by reference herein, constitute "forward-looking statements" within the meaning of United States securities laws and "forward-looking information" within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements in this Prospectus, including the documents incorporated by reference herein, are frequently, but not always, identified by words such as "expects", "anticipates", "intends", "believes", "estimates", "potentially" or similar expressions, or statements that events, conditions or results "will", "may", "would", "could" or "should" occur or are "to be" achieved, and statements related to matters which are not historical facts. Information concerning management's expectations regarding the Company's future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in the forward- looking statements.

Such forward-looking statements include, but are not limited to, statements regarding the following:

●
the Company's planned and future exploration and/or development of the Pulacayo Paca silver-lead-zinc property located in the Potosí Department, Antonnio Quijarro province, Bolivia and the Gibellini vanadium project located in the State of Nevada, USA;
●
the volatility of the novel coronavirus ("COVID-19") outbreak as a global pandemic;
●
political instability and social unrest in Bolivia and other jurisdictions where the Company operates;
●
the use of proceeds from the Offering;
●
the Company's goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties;
●
the Company's future business plans;
●
the Company's future financial and operating performance;
●
the future price of silver, lead, zinc, vanadium and other metals;
●
expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;
●
the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company's projects;
●
government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions;
●
the Company's reliance on key management personnel, advisors and consultants;
●
the volatility of global financial markets;
●
the timing and amount of estimated future operating and exploration expenditures;
●
the costs and timing of the development of new deposits;
●
the continuation of the Company as a going concern;
●
the likelihood of securing project financing;
●
the impacts of changes in the legal and regulatory environment in which the Company operates;
●
the timing and possible outcome of any pending litigation and regulatory matters; and
●
other information concerning possible or assumed future results of the Company's operations.

Statements relating to mineral resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral resources described exist in the quantities predicted or estimated and may be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, the following:

●
timely receipt of regulatory and governmental approvals (including licenses and permits) for the development, construction and production of the Company's properties and projects;
●
there being no significant disruptions affecting operations, whether due to labour disruptions, COVID 19 or other causes;
●
currency exchange rates being approximately consistent with current levels;
●
certain price assumptions for silver, lead, zinc, vanadium and other metals;
●
prices for and availability of fuel and electricity;
●
parts and equipment and other key supplies remaining consistent with current levels and prices;
●
production forecasts meeting expectations;
●
the accuracy of the Company's current mineral resource estimates and of any metallurgical testing completed to date;
●
labour and materials costs increasing on a basis consistent with the Company's current expectations;
●
any additional required financing being available on reasonable terms;
●
market developments and trends in global supply and demand for silver, lead, zinc, vanadium and other metals meeting expectations;
●
favourable operating conditions;
●
political stability;
●
access to necessary financing;
●
stability of labour markets and in market conditions in general; and
●
estimates of costs and expenditures to complete the Company's programs.

Many of these assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies, and other factors that are not within the control of the Company and could thus cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Furthermore, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those reflected in the forward-looking statements, whether expressed or implied. Such factors include, among others, the following:

●
the Company is an exploration stage company;
●
the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities;
●
the volatility of the market price of the Common Shares;
●
judgment of management when exercising discretion in the use of proceeds from offerings of securities;
●
sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares;
●
potential dilution with the issuance of additional Common Shares;
●
none of the properties in which the Company has a material interest have mineral reserves;
●
estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise;
●
the Company has not received any material revenue or net profit to date;
●
exploration, development and production risks;
●
no history of profitable mineral production;
●
actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated;
●
foreign operations and political condition risks and uncertainties;
●
legal and political risk;
●
amendments to local laws;
●
the ability to obtain, maintain or renew underlying licenses and permits;
●
title to mineral properties;
●
environmental risks;
●
competitive conditions in the mineral exploration and mining business;
●
availability of adequate infrastructure;

●
the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors;
●
limits of insurance coverage and uninsurable risk;
●
reliance on third party contractors;
●
the availability of additional financing on reasonable terms or at all;
●
foreign exchange risk;
●
impact of anti-corruption legislation;
●
recent global financial conditions;
●
changes to the Company's dividend policy;
●
conflicts of interest;
●
cyber security risks;
●
litigation and regulatory proceedings;
●
the obligations which the Company must satisfy in order to maintain its interests in its properties;
●
the influence of third-party stakeholders;
●
the Company's relationships with the communities in which it operates;
●
human error;
●
the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization; and
●
other risks and the factors discussed under the heading "Risk Factors" in this Prospectus and in analogous disclosure in the documents incorporated by reference herein.

The foregoing list is not exhaustive and additional factors may affect any of the Company's forward looking statements. Although the Company has attempted to identify important factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those described in forward-looking statements, there may be other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

The forward-looking statements contained herein are made as of the date of this Prospectus and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

NATIONAL INSTRUMENT 43-101

Unless stated otherwise, information of a scientific or technical nature regarding the Company's Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project") is summarized, derived or extracted from the technical report titled "Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia", prepared by Matthew Harrington, P. Geo, Michael Cullen, P. Geo, and Osvaldo Arcé, P. Geo, of Mercator Geological Services Limited ("Mercator"), with an effective date of October 13, 2020 (the "Pulacayo Technical Report").

Each of the authors of the Pulacayo Technical Report (each of whom is listed under the heading "Interests of Experts" in this Prospectus) is a "qualified person" and "independent" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). The Pulacayo Technical Report has been filed with the Canadian securities regulatory authorities and is available for review at www.sedar.com under the Company's profile. For a complete description of assumptions, qualifications and procedures associated with the information in the Pulacayo Technical Report, reference should be made to the full text of such report.

The Pulacayo Technical Report includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Pulacayo Technical Report results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended; however, these terms are not defined terms under the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Exchange Act of 1934, as amended, and have historically not been permitted to be used in reports and annual reports filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, under SEC Industry Guide 7 the SEC historically only permitted issuers to report mineralization that does not constitute reserves by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

The term "mineralized material", although permissible under SEC Industry Guide 7, does not indicate reserves by SEC Industry Guide 7 standards. The Company cannot be certain that any part of the mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant reserves. Investors are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

Accordingly, information contained in this Prospectus, including in documents incorporated by reference herein, may contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies pursuant to SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, the Company may be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM. Under the SEC Modernization Rules, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" which are also substantially similar to the corresponding CIM Definition Standards; however, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards and therefore once the Company begins reporting under the SEC Modernization Rules there is no assurance that the Company’s Mineral Reserve and Mineral Resource estimates will be the same as those reported under CIM Definition Standards as contained in this Prospectus, including in documents incorporated by reference herein.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to "$" or "dollars" in this Prospectus refer to Canadian dollars. References to "US$" in this Prospectus refer to United States dollars.

The table below sets forth the following: (a) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (b) the average exchange rates for the Canadian dollar, expressed in U.S. dollars, on the last day of each month on which exchange rates are published during such periods; and (c) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended December 31,		Quarter Ended September 30,
	2019	2018	2020	2019
Rate at end of period	$1.2988	$1.3642	$1.3339	$1.3243
Average rate of period	$1.2988	$1.2957	$1.3321	$1.3243
High for period	$1.3600	$1.3642	$1.3616	$1.3343
Low for period	$1.2988	$1.2288	$1.3042	$1.3038

The daily exchange rate on October 23, 2020, as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals $1.3140 (the "Current Exchange Rate").

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as defined in National Instrument 41-101 – General Prospectus Requirements) that are utilized by the Underwriters in connection with the Offering are not part of this Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus. Any template version of any other marketing materials filed on SEDAR at www.sedar.com after the date of this Prospectus but before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the marketing materials) is deemed to be incorporated by reference in this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Brigitte McArthur, Corporate Secretary of the Company at Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2 (Telephone: (604) 569-3661) and are also available electronically at www.sedar.com.

The following documents of the Company filed with the securities commissions or similar authorities in Canada are incorporated by reference in this Prospectus:

1.
the Pulacayo Technical Report;
2.
the annual report on Form 20-F, dated March 30, 2020, for the fiscal year ended December 31, 2019, excluding exhibits 1.1 and 4.1 through 4.7 (inclusive) and excluding the articles of the Company incorporate by reference in exhibit 2.1 of such report (subject to such exclusions, the "Annual Report"), as supplemented by the charter of the audit committee of the Company attached as Appendix "A" to the Company's annual information form dated March 29, 2018, for the financial year ended December 31, 2017 (the "2017 AIF") (for greater clarity, only Appendix "A" to the 2017 AIF is incorporated by reference in this Prospectus);
3.
the audited consolidated annual financial statements of the Company (including notes thereto), which comprise the consolidated statements of financial position as at December 31, 2019, December 31, 2018 and December 31, 2017 and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, and the auditor's report thereon dated March 30, 2020 (the "Annual Financial Statements");
4.
the management's discussion and analysis for the fiscal year ended December 31, 2019;
5.
the unaudited condensed interim consolidated financial statements of the Company, which comprise the condensed interim consolidated statement of financial position as at June 30, 2020 and the condensed interim consolidated statements of operations and comprehensive loss for the three and six month periods ended June 30, 2020 and June 30, 2019 and the condensed interim consolidated statements of changes in equity and cash flows for the six months ended June 30, 2020 and June 30, 2019;
6.
the management's discussion and analysis for the three and six months ended June 30, 2020;
7.
the management information circular of the Company dated January 31, 2020 regarding the special meeting of shareholders of the Company that was held on March 16, 2020 (the "2020 SGM");
8.
the management information circular of the Company dated May 25, 2020 regarding the annual general and special meeting of shareholders of the Company that was held on July 7, 2020 (the "2020 AGSM"); and
9.
the following material change reports of the Company filed since December 31, 2019, the Company's most recently completed financial year:
a.
dated January 8, 2020, announcing the 2020 SGM held on March 16, 2020 to approve the name change of the Company from "Prophecy Development Corp." to "Silver Elephant Mining Corp." and a consolidation of the Common Shares;
b.
dated January 21, 2020, announcing first step-out diamond drilling results from the Pulacayo Project;
c.
dated March 17, 2020, announcing shareholder approval of all resolutions presented at the 2020 SGM;
d.
dated March 23, 2020, announcing the change of the Company's trading symbol on the OTCQX to "SILEF";
e.
dated April 15, 2020, announcing the Company's non-brokered private placement (the "2020 Unit Offering") of up to 14,000,000 units of the Company at a price per unit of $0.13 for total gross proceeds of up to $1,820,000, with each unit consisting of one Common Share and one Common Share purchase warrant entitling the holder thereof to acquire one additional Common Share for a period of three years from the date of issuance at an exercise price of $0.16;
f.
dated May 1, 2020, announcing the closing of the first tranche of the Company's 2020 Unit Offering of 10,238,000 units for gross proceeds of $1,330,940;
g.
dated May 20, 2020, announcing the oversubscribed closing of the final tranche of the Company's 2020 Unit Offering of 4,962,000 units for gross proceeds of $645,060;
h.
dated July 7, 2020, announcing shareholder approval of all resolutions presented at the Company's 2020 AGSM;
i.
dated July 21, 2020, announcing the departure of the Company's interim chief executive officer and chief operating officer;
j.
dated August 3, 2020, announcing the appointment of David Smith as a director of the Company and the departure of Ronald Clayton as a director of the Company;
k.
dated October 20, 2020, announcing an agreement with the Lead Underwriter in relation to the Offering; and
l.
dated October 21, 2020, announcing an agreement with the Lead Underwriter in relation to increasing the size of the Offering.

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus (excluding confidential material change reports) filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this Prospectus except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DESCRIPTION OF THE BUSINESS

Silver Elephant Mining Corp. is a mineral exploration and development stage company. The Company's principal projects are the Pulacayo Project located in Bolivia and the Gibellini vanadium project, which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA (the "Gibellini Project").

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,550 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 km south-southeast of the national capital of La Paz and 150 km southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except Apuradita (which is identified in Table 4.1 under the heading "Pulacayo Project – Pulacayo Technical Report Summary – 1.2 Property Description", below), from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with Apuradita, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

The Company also currently holds, through leasehold assignments, a 100% interest in the claims comprising the Gibellini Project, which the Company aims to make the first operating primary vanadium mine in North America, as well as a 100% interest in the Titan vanadium-titanium-iron property located in Ontario, Canada; a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia; and a 100% interest in each of the Chandgana Tal coal property and the Khavtgai Uul coal property located in Khentii province, Mongolia. The Company also holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project located in Khenti province, Mongolia.

Further information regarding the business of the Company and its operations and mineral properties can be found in the Annual Report and the other documents incorporated by reference into this Prospectus. See "Documents Incorporated by Reference".

RECENT DEVELOPMENTS

Pulacayo Project

On October 13, 2020, the Company announced the results of a new NI 43-101 compliant mineral resource estimate for the Pulacayo and Paca deposits comprising the Pulacayo Project in Bolivia. On October 26, 2020, the Company filed the Pulacayo Technical Report.

Private Placement Financing

On April 15, 2020, the Company announced the 2020 Unit Offering involving the issuance of up to 14,000,000 units ("2020 Units") at a price of $0.13 per unit. Each 2020 Unit consists of one Common Share and one Common Share purchase warrant (each a "2020 Unit Warrant"). Each 2020 Unit Warrant entitles the holder to purchase one additional Common Share at an exercise price of $0.16 per share, for a period of three years from the date of issuance thereof.

On May 1, 2020, the Company announced the closing of the first tranche of the 2020 Unit Offering of 10,238,000 units for gross proceeds of $1,330,940.

On May 20, 2020, the Company announced the oversubscribed closing of the final tranche of the 2020 Unit Offering of 4,962,000 units for gross proceeds of $645,060.

Appointment of New Director and Chief Executive Officer

On July 21, 2020, the Company announced the departure of its interim chief executive officer and chief operating officer. The Company subsequently appointed John Lee to act as chief executive officer.

On August 3, 2020, the Company announced the appointment of David Smith as a director of the Company and the departure of Ronald Clayton as a director of the Company.

PULACAYO PROJECT

On October 26, 2020, the Company filed the Pulacayo Technical Report with the with Canadian securities regulatory authorities. The Pulacayo Technical Report is available under the Company's profile on SEDAR at www.sedar.com, and is incorporated by reference in this Prospectus.

Reproduced below, under the heading "Pulacayo Technical Report Summary" is the summary that is set out in the Pulacayo Technical Report (the "Pulacayo Technical Report Summary"). The Pulacayo Technical Report Summary is extracted from the Pulacayo Technical Report, is subject to those assumptions, qualifications and procedures described in the Pulacayo Technical Report, and is qualified in its entirety by the full text of the Pulacayo Technical Report. Terms, including scientific and technical terms, that are used but not defined in the Pulacayo Technical Report Summary are defined in the Pulacayo Technical Report. Reference should be made to the full text of the Pulacayo Technical Report.

Pulacayo Technical Report Summary

1.1
Introduction and Terms of Reference

This report on Mineral Resource Estimates for the Pulacayo and Paca silver-zinc-lead deposits located in Bolivia was prepared by Mercator Geological Services Limited ("Mercator") on behalf of Silver Elephant Mining Corp. ("Silver Elephant"). It documents new Mineral Resource estimates for the two deposits that differ from the directly preceding estimates by their inclusion of open pit optimization methods for reporting of resources. The current mineral resource estimates and this supporting technical report were prepared in accordance with National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines as amended in 2014 ("CIM Standards, 2014").

1.2
Property Description

The Pulacayo and Paca silver-zinc-lead deposits are located approximately 18 km northeast of the city of Uyuni, in the Department of Potosi in southwestern Bolivia and form part of Silver Elephant's Pulacayo Project. The site is 460 km south southeast of the national capital, La Paz, and 130 km southwest of the city of Potosi. Silver Elephant acquired a 100% interest in the Pulacayo Project in early 2015 through purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC Bolivia LDC ("ASC"). These firms were wholly-owned subsidiaries of the previous owner, Apogee Silver Ltd. ("Apogee"), a publicly listed mineral exploration firm with corporate offices located in Toronto, Ontario, Canada.

The current holdings that comprise the Pulacayo Project cover 3560 ha of surface area and are listed below in Table 4.1. Silver Elephant has advised that all mineral titles and associated agreement and permits were in good standing at the effective date of this technical report.

Table 4.1: Silver Elephant's Pulacayo Project Exploration Holdings at Report Effective Date.

*STA	Titleholder	Size (ha)	Patentes Payment	Registration Number	Location
Pulacayo	COMIBOL	1031	Payment is not required*	512-01015	Pulacayo
Porvenir	COMIBOL	1199	Payment is not required*	512-01165	Pulacayo
Huanchaca	COMIBOL	470	Payment is not required*	512-03903	Pulacayo
Galería General	COMIBOL	76	Payment is not required*	512-01160	Pulacayo
Subtotal		2776
Temeridad	COMIBOL	10	Payment is not required*	512-00992	Paca
Real del Monte	COMIBOL	24	Payment is not required*	512-00994	Paca
Apuradita	ASC Bolivia LDC	750	2017	512-03652	Paca
Subtotal		784
Grand Total		3560
* Special Transitory Authorization – formerly mining concession

1.3
Geological Setting

1.3.1
Geology

The Pulacayo Project that includes both the Pulacayo and Paca deposits is located on the western flank of a regional anticline that affects sedimentary and igneous rocks of Silurian, Tertiary and Quaternary ages on the western side of the Cordillera Oriental, near the Cordillera-Altiplano boundary. The Uyuni-Khenayani Fault is a reverse fault that crosses the project area and is believed to have controlled localization of volcanic center complexes at Cuzco, Cosuño, Pulacayo and San Cristóbal and related mineralized areas at Pulacayo, Cosuño, El Asiento, Carguaycollu and San Cristóbal. This fault brings Tertiary sediments in contact with Paleozoic formations at surface and is located about 4 km west of Pulacayo. The Pulacayo Project mineralized zones at Pulacayo, Pacamayo and Paca all occur on the west flank of a north-south striking anticline and local topographic highs define Lower Miocene dacitic-andesitic domes and stocks associated with caldera resurgence that intrude the folded section. A younger Miocene-Pliocene phase of volcanism is also superimposed on the anticlinal trend and is marked by pyroclastic deposits and flows of andesitic and rhyolitic composition. Ignimbrites associated with the Cosuño Caldera are the youngest volcanic deposits in the area. A dacitic to andesitic dome complex at the Pulacayo property intruded the folded sedimentary section and forms the main topographic highs that occur on the property (Iriondo et al., 2009).

1.3.2
Mineralization

Mineralization comprising the current Pulacayo deposit mineral resource estimate is defined by the extent of modern-era diamond core drilling along the Tajo Vein System ("TVS") in the vicinity of historic underground workings. The workings extend over a strike length of approximately 2.7 km and to a vertical depth from surface of about 1 km. Modern drilling coverage is present for approximately 1.5 km of the known deposit strike length and extends to a vertical depth of approximately 550 m below surface.

The extent of mineralization comprising the current Paca deposit mineral resource estimate is defined by the extent of modern era diamond core drilling along a strike length of approximately 750 m and north-south extent of approximately 700 m. Limited underground exploratory workings accessible from the Esmeralda adit are present along approximately 100 m of the deposit's strike length in its central area.

Mineralization of economic interest at the Pulacayo deposit occurs within the Tertiary age Pulacayo volcanic dome complex that consists of older sedimentary rocks of the Silurian Quenhua Formation plus intruding andesitic volcanic rocks of the Rotchild and Megacristal units. Mineralization hosted by volcanic rocks can occur over tens of metres in thickness and typically consists of discrete veins plus stockworks of narrow veins and veinlets that occur within argillic alteration host rock envelopes. At deeper levels, high grade veins that are typically less than a few metres in width are hosted by sedimentary lithologies. Veins are commonly banded in texture and can contain semi-massive to massive sulphides. Primary minerals of economic importance at Pulacayo are tetrahedrite, galena and sphalerite, with additional silver sulfosalts and native silver also contributing to deposit silver grades. Mineralization is controlled by an east-west oriented normal fault system that links two northeast trending, steeply dipping, regional strike slip faults.

Mineralization of economic interest at the Paca deposit occurs in association with the same Tertiary age volcanic dome complex that produced the Pulacayo deposit and takes the form of thin veinlets, fracture fillings and disseminations hosted by altered volcaniclastic sedimentary lithologies and altered intermediate to felsic igneous lithologies. These occur in direct association with mineralized igneous or hydrothermal breccia zones. The intensity of argillic alteration is greatest in areas of highest concentrations of metallic mineral phases such as sphalerite, galena, argentite and tetrahedrite. Stratabound disseminated mineralization and breccia hosted mineralization predominate within the deposit, but discrete mineralized veins are also present locally. The deposit occurs at the contact between an andesitic intrusive complex and volcaniclastic sedimentary host lithologies. Bedded and cross-cutting breccia deposits that are important hosts to higher-grade mineralization commonly show close spatial association with the contact zone of the andesitic intrusion.

1.4
Deposit Type

The Pulacayo and Paca deposits are interpreted to be low to transitional sulphidation epithermal deposits that contain both precious and base metal mineralization.

1.5
History

The Pulacayo area has a very long history of exploration and mining, with this dominated by the Pulacayo deposit itself, where most work has been concentrated on mineralized systems that comprise the TVS and related systems. In contrast, the history of Paca deposit exploration forms a relatively small part of the long-term exploration and mining history of the area. Exploration and related studies carried out since 2001 by Apogee Silver and related firms form the bulk of modern era work completed in the Pulacayo Project area and include over 91,900 m of core drilling, completion of a feasibility study in 2012 and several mineral resource estimates prepared in accordance with NI 43-101.

Mining of silver deposits at the Pulacayo Project area began in the Spanish Colonial Period (c.1545) but early production details do not exist. The first work formally recorded on the property was carried out in 1833 when Mariano Ramírez rediscovered the Pulacayo deposit. In 1857 Aniceto Arce founded the Huanchaca Mining Company of Bolivia and subsequently pursued development and production at Pulacayo. Revenue from the mine funded the first railway line in Bolivia, which in 1888 connected Pulacayo to the port of Antofagasta, Chile. In 1891, reported annual silver production reached 5.7 million ounces and mining operations at Pulacayo at that time were the second largest in Bolivia. Pulacayo production was predominantly from the Veta Tajo (Tajo Vein System) which had been defined along a strike length of 2.5 km and to a depth of more than 1000 m. In 1923, mining operation ceased due to flooding of the main working levels.

In 1927, Mauricio Hochschild bought the property and re-started mine development. The Veta Cuatro vein was the focus of this work and was intersected at a mine elevation of approximately -266 m. It was proven to continue down-dip to the -776 m elevation where it showed a strike length of 750 m. Several short adits were also established during the Hochschild period at Paca to test a mineralized volcanic conglomeratic unit that outcrops in the deposit area. Work by Hochschild in the district continued until 1952 when the Bolivian government nationalized the mines and administration of the Pulacayo deposit and management was assumed by the state mining enterprise ("COMIBOL"). Operations continued under COMIBOL until closure in 1959 due to exhaustion of reserves and rising costs. The total production from the Pulacayo mine is estimated by the National Geological and Mineral Service of Bolivia ("SERGEOTECMIN") to be 678 million ounces of silver, 200,000 tons of zinc and 200,000 tons of lead (SERGEOTECMIN Bulletin No. 30, 2002, after Mignon 1989).

In 1956, COMIBOL established the Esmeralda adit that was driven south into the Paca deposit to assess breccia hosted high grade mineralization localized along the andesite-host sequence contact. A total of approximately 250 m of drifting and cross cutting was carried out within the main mineralized zone, distributed between the main adit level and short sub-levels above and below the main level. Workings were established for exploration purposes only and commercial production was not undertaken by COMIBOL.

In 1962, the Cooperativa Minera Pulacayo (the "Cooperative") was founded and this local group leased access to the Pulacayo mine from COMIBOL. The Cooperative has carried out small scale mining in the district since that time and continues to do so at present. Efforts are directed toward exploitation of narrow, very high-grade silver mineralization in upper levels of the old mining workings, typically above the San Leon tunnel level.

Modern exploration of the Pulacayo and Paca areas began to a limited degree in the 1980's when various mining and exploration companies targeted epithermal silver and gold mineralization within the volcanic-intrusive system present in the area. In 2001, ASC initiated an exploration program in the district, signed agreements with the Cooperative and COMIBOL and completed programs of regional and detailed geological mapping, topographic surveying and sampling of historical workings. In part, these work programs included the Paca deposit, where 3,130 m of core drilling and 896 m of reverse circulation (RC) drilling were completed and a Mineral Resource estimate was prepared. ASC also completed core drilling campaigns at Pulacayo.

In 2005 Apogee signed a joint venture agreement with ASC and subsequently commenced exploration in the region in early 2006. Extensive exploration, economic evaluation, metallurgical studies, mine and mill permitting environmental studies and underground test mining programs were subsequently carried out by Apogee between 2006 and 2015 when the Pulcayo Project was purchased by Silver Elephant's precursor, Prophecy Development Corp. Work was carried out on both the Pulacayo and Paca deposits during this period, with emphasis placed on Pulacayo. Combined results of the ASC and Apogee diamond drilling programs carried out between 2002 and 2012 contributed to the several Mineral Resource Estimates prepared in accordance with NI 43-101 and the CIM Standards and also supported a 2013 Feasibility Study focused on underground mining that was also prepared in accordance with NI 43-101 and the CIM Standards. All of these Mineral Resource estimates and the feasibility study are now historical in nature and should not be relied upon, a qualified person has not carried out sufficient work to make any of them current and Silver Elephant is not considering any of these to be current. Since 2001, ASC and Apogee completed 88,596 m of drilling from surface and underground on the Pulacayo Project, with Apogee programs accounting for 79,129 m of this total.

1.6
Exploration

Silver Elephant has completed various geological mapping and surface sampling programs over several areas of mineralization on the Pulacayo Project during the 2015 through 2017 period. Recent exploration activities completed by Silver Elephant include a geological mapping and chip sample program completed in February 2020 for the Paca area and a San Leon Tunnel geological mapping and chip sample program completed in February-March of 2020. The company also carried out a 3,277.4 m core drilling program in late 2019 and early 2020.

1.7
Drilling

Silver Elephant initiated a 7 hole surface diamond drill program at the Paca Deposit in September of 2019 and completed the program in October of 2019. Seven holes were completed for a total of 860 m. Silver Elephant also initiated surface drilling at the Pulacayo Deposit in December of 2019 and concluded in February of 2020. A total of 3,277.4 meters of drilling was completed in 18 drillholes. Results of the 2019-2020 were included in the current Mineral Resource estimation program and contribute to 91,873 m of drilling combined for both deposits, the balance of which was completed by ASC and Apogee during the 2002 to 2012 period.

1.8
Samper Preparation, Analysis and Security

Mercator is of the opinion that ASC, Apogee, and Silver Elephant sample preparation, analysis and security methodologies for their respective Pulacayo and Paca Deposit drilling programs were sufficient for a project of this size and that suitable documented precautions were taken by both Apogee and Silver Elephant to identify irregularities in sample analytical results. Comparable verification for the Pulacayo and Paca ASC program was not available to Mercator but no indications of problematic data were detected during Mineral Resource estimation work carried out by Mercator. Industry standard QA/QC procedures have been implemented for Apogee and Silver Elephant drilling programs.

1.9
Data Verification

Mercator staff have visited the Pulacayo Project site on three occasions to support preparation of previous Mineral Resource Estimates and co-author Arcé visited the site in September of 2020 in support of the current Mineral Resource Estimates and associated technical reporting. Results of data verification activities carried out by Mercator and the site visits show that Pulacayo Project datasets are of industry standard quality and suitable to support Mineral Resource estimation programs.

1.10
Mineral Processing and Metallurgical Testing

No new mineral processing or metallurgical testing programs have been completed for the Pulacayo and Paca deposits by Silver Elephant since acquisition of the Pulacayo Project in January of 2015. However, Apogee carried out five metallurgical testing programs during the 2003 through 2013 period that were focused on mineralized material from the Pulcayo deposit. These produced positive results and were carried out in support of the feasibility study completed by TWP in 2013 (Porter et al., 2013) for Apogee.

During 2012 Apogee processed two bulk samples at separate toll milling operations in the district, these being at the FEDOCOMIN mill and Tatasi Cooperative mill, both in Potosi Department. Mineralized material for both tests came from a trial mining program carried out earlier in the year by Apogee on two veins accessed at the 4275 m level of the mine. This mining program produced approximately 7000 tonnes of mineralized material that was stockpiled at the Pulacayo site. Approximately 600 tonnes were processed at the Tatasi mill and 124 tonnes at the FEDOCOMIN mill. FEDOCOMIN testing was identified as providing the most useful information.

In addition to the above, ASC carried out an initial metallurgical testing program for the Paca deposit that utilized sample material recovered from three core drill holes. Cyanide bottle roll testing comprised most of this program but a rougher flotation test was also carried out.

Mercator notes that the results of both the Apogee and ASC metallurgical testing programs and their associated technical reports are now historical in nature and should no longer be relied upon. A Qualified Person within the meaning of NI 43-101 has not carried out sufficient work to classify the results of these studies as current and Silver Elephant is not considering their results to be current

1.11
Mineral Resource Estimates

This report documents new Mineral Resource Estimates for the two deposits that differ from the directly preceding estimates by their inclusion of open pit optimization methods for reporting of Mineral Resources. The current Mineral Resource Estimates and this supporting technical report were prepared in accordance with NI 43-101 and the CIM Standards (2014).).

Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. The current Mineral Resource Estimate is based on combined results of 92,900 m of drilling, 44,469 core or chip analytical results, 355 trench samples, and 71 underground chip or channel samples for the two deposits. Geovia Whittle pit optimization software and the PseudoFlow algorithm were applied for pit shell optimization purposes.

A tabulation of the Mineral Resources for the Pulacayo Project is presented in Table 1.2. Pit Constrained Mineral Resources were defined for each Deposit within optimized pit shells. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn were used and metal recoveries of 89.2% Ag, 91.9% Pb, and 82.9% Zn were used for sulphide zone Mineral Resources and 80% Ag for oxide zone Mineral Resources.

Pit Constrained sulphide Mineral Resources are reported at a cut-off value of 30 g/t silver equivalent (Ag Eq.) within optimized pit shells and Pit Constrained oxide Mineral Resources are reported at a cut-off value of 50 g/t Ag within optimized pits shells. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using open conventional open-pit mining methods. Out of Pit Mineral Resources are reported external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eg.. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Table 1.2: Pulacayo Project Mineral Resource Estimate – Effective Date: October 13, 2020*

Pit Constrained Mineral Resources
Deposit(s)	Cut -off	Zone	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
Pulacayo	50 Ag g/t	Oxide	Indicated	1,090,000	125
			Inferred	25,000	60
	30 Ag Eq. g/t	Sulfide	Indicated	24,600,000	76	0.70	1.63	156
			Inferred	745,000	82	0.61	1.79	164
Paca	50 Ag g/t	Oxide	Indicated	1,095,000	185
			Inferred	345,000	131
	30 Ag Eq. g/t	Sulfide	Indicated	20,595,000	46	0.67	1.07	106
			Inferred	3,050,000	46	0.65	0.76	94
Out of Pit Mineral Resources
Pulacayo	100 Ag Eq. g/t	Sulfide	Indicated	660,000	268	0.44	1.35	307
			Inferred	900,000	179	0.42	2.14	257
Combined Pit Constrained and Out of Pit Mineral Resources**
Pulacayo and Paca	50 Ag g/t	Oxide	Indicated	2,185,000	155
			Inferred	370,000	126
	30/100 Ag Eq. g/t	Sulfide	Indicated	45,855,000	65	0.69	1.37	136
			Inferred	4,695,000	77	0.60	1.19	136
* See detailed notes on Mineral Resources in Sections 14.2.12 and 14.3.12
** "Combined Pit Constrained and Out of Pit Mineral Resources" for the Pulacayo Project is the tonnage-weighted average summation of the Pulacayo Deposit Pit Constrained and Out of Pit Mineral Resources and the Paca Deposit Pit Constrained Mineral Resource.

1.12
Interpretations and Conclusions

Based on results of the current Mineral Resource estimation program documented in this report, Mercator has concluded that detailed economic assessment studies are warranted to assess the economic viability of a combined open pit mining scenario for the Pulacayo and Paca Deposit with the possibility of related underground mining opportunities. Good potential exists for Mineral Resource extensions at both the Pulacayo and Paca deposits and new prospect evaluations are also warranted within the exploration holding. The current Mineral Resource estimate represents a 226% increase in total sulphide contained silver equivalent from the previous Mineral Resource Estimate reported by Cullen and Webster (2017) and includes definition of new oxide Mineral Resources. This substantial increase in total contained metal reflects the transition from a low tonnage high grade assessment approach or concept used in 2017 to the low grade open pit mining concept of the current Mineral Resource Estimate. The current Mineral Resource Estimate supersedes all previous Mineral Resource Estimates completed on the Pulacayo and Paca Deposits.

1.13
Recommendations

Mercator is of the opinion that further technical and financial assessment of the large open pit development scenario for the Pulacayo Project is warranted and that both Mineral Resource extension and new Mineral Resource definition opportunities exist on the property and warrant future exploration. Recommendations arising from the current Mineral Resource estimation program and associated project review include, in part, recommendations provided in the 2017 technical report and are as follows:

1.
Open pit planning, geological and engineering studies of sufficient detail to support a Preliminary Economic Assessment of future development possibilities for the Pulacayo and Paca deposits should be carried out.

2.
The Paca Deposit currently lacks up to date, comprehensive metal recovery information and completion of definitive metallurgical studies for the deposit are recommended for the next phase of project assessment. Additional metallurgical studies focused on low grade oxide and sulphide mineralization should be completed for the Pulacayo Deposit. Results of such studies would provide necessary inputs for future definition of Mineral Reserves.

3.
Historical mine workings are present to a substantial depth below the base of the current detailed digital workings model for the Pulacayo deposit prepared by Mercator. These additional workings are defined in hard copy historical mine records and should be digitally compiled and merged with the current digital workings model to support future work on the deposit. Historic assay results for underground sampling of mine workings have also not been digitized to date and it is recommended that this be carried, beginning within current Mineral Resource areas and progressing systematically through deeper mine levels. Continued evaluation and validation of the current workings model is also warranted.

4.
The Pulacayo Deposit remains open along strike to both east and west and also down dip. Further core drilling to define resource extensions is warranted and should be focused on extensions of both low and high grade metal trends that are defined by the current block model. Target opportunities within approximately 200 vertical m of surface should have highest priority. A core drilling allocation of 5000 m is recommended.

5.
Additional drilling is recommended to upgrade Mineral Resource categorization and better define metal grade trends within the Paca Deposit. It is recommended that infill drilling of the currently defined deposit be carried out at 50 m spaced sections along the length of the deposit. This program should include initial testing of potential deposit extension areas both down dip and along strike to both east and west. A core drilling allocation of 5000 m is recommended.

6.
Initial drilling assessments of the main tailings/waste rock deposits sampled by Silver Elephant in 2014 and 2015 should be completed to support future definition of Mineral Resources in accordance with NI 43-101 and the CIM Standards (2014). A study to determine the most effective method of drilling to apply in such an assessment is recommended.

7.
A new Mineral Resource Estimate for the Pulacayo Project should be prepared in accordance NI 43-101 and the CIM Standards (2014) after completion of deposit extension and infill drilling programs noted in Items 4 and 5 above.

8.
If warranted, based on results of Item 6 above, drilling definition of Mineral Resources in the waste rock and tailings areas should be carried out.

9.
A Preliminary Economic Assessment prepared in accordance with NI 43-101 and the CIM Standards (2014) and based upon an updated Mineral Resource Estimate for the project prepared after completion of recommended item 4 and 5 core drilling is recommended. Results should provide guidance regarding subsequent initiation of Pre-Feasibility or Feasibility level studies required to define mineral reserves in accordance with NI 43-101 and the CIM Standards (2014).

10.
Programs of community contact and involvement plus baseline environmental work to support potential future development of the Pulacayo Project should be continued throughout the project progression and on a timely basis.

A two phase program of recommended future work having a US$ 3.61 million estimated budget is proposed to support further evaluation of the deposits comprising the Pulacayo Project. Estimated budget details are presented below in section 1.14.

1.14
Proposed Budget for Pulacayo Project

The US$ 3.61 million estimated budget presented in Table 1.3 below is proposed to support the recommendations presented above. Two phases of work are proposed, with re-evaluation and possible revision of Phase 2 initiatives to be carried out after completion of Phase  1.

Table 1.3: Proposed Pulacayo Project Budget – Phases 1 and 2
Program Phase	Program Component	Estimated Cost (US$)
1	Open pit planning, geological and geotechnical engineering studies	200,000
1	Metallurgical studies	200,000
1	Expansion of digital mine model and addition of historic assay data	50,000
1	Resource extension, infill and exploratory surface and underground diamond drilling programs analyses, support and reporting – 10,000 m	1,800,000
1	Waste rock study	75,000
1	Continuation of community relations, support and environmental monitoring programs	75,000
1	Completion of an updated Pulacayo deposit NI 43-101 Mineral Resource Estimate and technical report after completion of drilling	75,000
	Subtotal Phase 1	2,475,000
2	Drilling assessment of tailings/waste rock areas and, if results warrant, completion of a NI 43-101 Mineral Resource Estimate and technical report for tailings/waste rock deposits (2000 m of shallow drilling plus analyses and support)	435,000
2	Completion of a Preliminary Economic Assessment that includes all Pulacayo and Paca deposit Mineral Resources based on the updated Mineral Resource Estimate noted in Phase 1 above and the Phase 2 Waste Rock Mineral Resource Estimate, if applicable, to determine future Pre-feasibility or Feasibility study requirements	250,000
2	Continuation of community relations, support and environmental monitoring programs	150,000
	Subtotal Phase II	835,000
	Total Phase I and II	3,310,000
	Contingency	300,000
	Grand Total	3,610,000

Additional Information Regarding the Company's Operations in Bolivia, an Emerging Market

The Pulacayo Project is located in Bolivia, an emerging market, and the Company's interest in the Pulacayo Project is held indirectly through a Bolivian subsidiary of the Company. Operating in an emerging market exposes the Company to risks and uncertainties that do not exist, or are significantly less likely to occur, in jurisdictions such as the United States or Canada. In order to manage and mitigate these risks, the Company has designed a system of corporate governance for itself and its subsidiaries that include internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company's senior management and overseen in order to monitor the Company's operating subsidiaries. See "Risk Factors".

Members of the Company's management team have experience running business operations in emerging markets, including Bolivia. The Company's VP South American Operations is fluently bilingual in Spanish and English and spends approximately 70% of his time in Bolivia. The Company's Bolivian Country Manager is Bolivian and also fluently bilingual in Spanish and English, and lives in La Paz, Bolivia where the Company's Bolivian headquarters are located. The Company's Chief Geologist is Bolivian, speaks Spanish, English and Portuguese, lives in Santa Cruz, Bolivia and spends 90% of his time working on the Company's projects in the field, and 100% of his time in-country. In addition, one of the Company's director's speaks conversational Spanish.

The Company's board of directors, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with the Company's operations in Bolivia. Through these updates, assessments and reports, the Company's board of directors gains familiarity with the operations, laws and risks associated with operations in Bolivia.

The Company maintains open communication with its operations in Bolivia through management team members who are fluent in Spanish and are fluent or proficient in English, removing language barriers between management and the Company's board of directors. The primary language used in board of directors meetings is English and material documents relating to the Company's operations that are provided to the Company's board of directors are in English. Material documents relating to the Company's material operations in Bolivia are either in English or, where in Spanish, are translated into or summarized in English.

The Company operates with the legal framework of Bolivian law as guided by our Country Manager. The Company has established amicable relationships with COMIBOL. The Company has also entered into agreements with the local community at Pulacayo to help create employment and foster goodwill locally. The Company has negotiated the acquisition of two additional projects from private interests, being the Company's El Triunfo project and Sunawayo project. Prior to the current COVID-19 global pandemic, the Company's Executive Chairman spend 80% of his time in Bolivia overseeing the business of the Company, while the VP Exploration spent 50% of his time in Bolivia overseeing the field operations onsite.

The Company reviews its subsidiaries' financial reporting as part of preparing its consolidated financial reporting. The Company's independent auditors review the results of the audit of the subsidiaries' financial statements as part of the audit of the Company's consolidated financial statements and the results are reported to the Company's audit committee.

The Company's board of directors is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Company's board of directors is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company, including those of its subsidiaries.

The Company prepares its consolidated financial statements, on a quarterly and annual basis, using International Financial Reporting Standards. The Company implements internal controls over the preparation of its financial statements and other financial disclosures (including its management's discussion and analysis) to provide reasonable assurance that its financial reporting is reliable, that the quarterly and annual financial statements are being prepared in accordance with International Financial Reporting Standards and that other financial disclosures (including its management's discussion and analysis) are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.

Differences in banking systems and controls between Canada and Bolivia are addressed by having controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between the Company and its subsidiaries by way of wire transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by the Company on behalf of the subsidiaries; advances in the form of intercompany loans or equity contributions to subsidiaries; repayment of interest and/or principal on intercompany loans; and the return of capital or payment of dividends from subsidiaries. Capital structure and funding arrangements are established between the Company and the subsidiaries, and intercompany loan agreements are established with defined. terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

Differences in cultures and practices between Canada and Bolivia are addressed by employing competent staff in Canada and Bolivia who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities, and have experience and knowledge of the local banking systems and treasury requirements.

USE OF PROCEEDS

The estimated net proceeds to the Company from the Offering, after deducting the Underwriters' Commission and the expenses of the Offering (estimated to be $300,000), will be $7,220,000, assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the estimated net proceeds received by the Company from the Offering, after deducting the Underwriters' Commission and the expenses of the Offering, will be $8,348,000.

The Company currently intends to use the net proceeds of the Offering, assuming no exercise of the Over-Allotment Option, as follows:

Activity or Nature of Expenditure	Approximate Use of Net Proceeds
Exploration – Phase 1 of Pulacayo Project recommendations from the Pulacayo Technical Report(1)	$3.25 million(2)
Exploration – El Triunfo project, Bolivia(3)	$0.98 million(4)
Exploration – Sunawayo project, Bolivia(3)	$1.71 million(5)
Working capital and general corporate purposes	$1.28 million
Total	$7.22 million

Notes:
(1)
The budget for Phase 1 of the recommended exploration of the Pulacayo Project, as set out in the Pulacayo Technical Report, is reproduced above under the heading "Pulacayo Project - Pulacayo Technical Report Summary - 1.14 Proposed Budget for Pulacayo Project ".
(2)
The budget for Phase 1 of the recommended exploration of the Pulacayo Project, is US$2,475,000 ($3,252,150, based on the Current Exchange Rate).
(3)
Exploration for the El Triunfo and Sunawayo projects includes geological mapping, geophysical surveys and anticipated drilling programs from the results of this work. For each project, drilling accounts for approximately 60% of the amount of the proceeds allocated to the project.
(4)
The proposed budget for exploration on the El Triunfo project is US$750,000 ($985,500, based on the Current Exchange Rate).
(5)
The proposed budget for exploration on the Sunawayo project is US$1,300,000 ($1,708,200, based on the Current Exchange Rate).

The Company intends to spend the available funds as set forth above based on annual budgets approved by the Company's board of directors, consistent with established internal control guidelines, and programs recommended in the Pulacayo Technical Report. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. Potential investors are cautioned that, notwithstanding the Company's current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company's best interests. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company's operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "Risk Factors".

The Company generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Company anticipates that it will continue to have negative cash flow until such time as commercial production is achieved at a particular project. To the extent that the Company has negative operating cash flows in future periods in excess of amounts disclosed above in the Use of Proceeds table, it may need to deploy a portion of its existing working capital to fund such negative cash flow. See "Risk Factors".

Danniel Oosterman, P. Geo, is the qualified person, within the meaning of NI 43-101, who has reviewed and confirmed the above-noted use of net proceeds allocations as reasonable.

Business Objectives and Milestones

Using the net proceeds from the Offering, the Company intends to continue exploring the Pulacayo Project in Bolivia, and to explore its El Triunfo project and its Sunawayo project, both located in Bolivia.

In the next 18 months, the Company intends to identify exploration targets at the Pulacayo Project and the El Triunfo and Sunawayo projects, and to test those targets that meet the criteria for drilling with an aim to make new discoveries.  At the Pulacayo Project, the Company anticipates six to eight months to achieve this goal; at the El Triunfo project, the Company anticipates eight to nine months to achieve this goal; and at the Sunawayo project, the Company anticipates three to four months to achieve this goal.  In addition to the Company's exploration efforts, the Company has submitted an application for the exploration and development rights to the Malku Khota property which is contiguous to the Sunawayo project and shares the same geological formations.  This application process is anticipated to last six to twelve months.

While a portion of the funds required to meet the Company's objectives may be funded from existing working capital of the Company, additional sources of funds will be needed to fully fund such projects. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company will continue to require additional financing to fund its operations until positive cash flow is achieved.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase, as principals, on the Closing Date, 20,000,000 Offered Shares at the Offering Price, payable in cash to the Company against delivery of the Offered Shares. The obligations of the Underwriters under the Underwriting Agreement are subject to compliance with all legal requirements and the conditions contained in the Underwriting Agreement. The Underwriters, or any one or more of them, may terminate their obligations under the Underwriting Agreement at their discretion on the basis of a "disaster out", "regulatory out, "material change out" and upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares (other than the Over-Allotment Shares) if any of the Offered Shares are purchased under the Underwriting Agreement. The terms of the Offering, including the Offering Price, were determined by arm's length negotiation between the Company and the Lead Underwriter, with reference to the prevailing market price of the Common Shares.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days after the Closing Date, to purchase up to an additional 3,000,000 Offered Shares at the Offering Price, to cover over allotments, if any, and for market stabilization purposes. This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. During the distribution of the Offered Shares, the Underwriters may effect transactions in the Common Shares in accordance with applicable market stabilization rules.

Pursuant to the Underwriting Agreement, the Company appointed the Underwriters to offer the Offered Shares to the public in each of the provinces of Canada, except Québec. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Offered Shares in the United States and other jurisdictions where the offer and sale of the Offered Shares will not require the qualification or registration of the Offered Shares. In consideration for such services, the Company has agreed to pay to the Underwriters the Underwriters' Commission equal to 6% of the gross proceeds realized on the proceeds of the Offering, including pursuant to any exercise of the Over-Allotment Option, being $0.024 per Offered Share. In addition to the Underwriters' Commission, the Company will issue to the Underwriters such number of Compensation Options as is equal to 6% of the aggregate number of Offered Shares issued under the Offering, including any Offered Shares sold pursuant to the Over-Allotment Option. Each Compensation Option is exercisable for the purchase of one Common Share at any time prior to 4:30 p.m. (Vancouver time) on the date that is 12 months after the Closing Date at a price of $0.40 per share. This Prospectus also qualifies the distribution of the Compensation Options. The Company will also pay certain expenses incurred by the Underwriters in connection with the Offering, as set forth in the Underwriting Agreement.

The Company has applied to list the Offered Shares and the Compensation Option Shares on the TSX. Listing will be subject to the Company fulfilling all the listing requirements of the TSX.

The Company has agreed with the Underwriters that, until the date which is 120 days after the date of the Closing Date, it will not, without the written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed, offer, announce the offering of, or make any agreement to issue any equity or debt securities or securities convertible or exercisable into equity or debt securities of the Company.

The Underwriters proposes to offer the Offered Shares initially at the Offering Price. After the Underwriters has made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot Offered Shares and may affect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market including stabilizing transactions, short sales and purchases to cover positions created by short sales.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, in the over-the-counter market or otherwise.

The Offered Shares are expected to be delivered on the Closing Date to the Underwriters in "book-entry only" form and must be purchased or transferred through a CDS participant so long as they are held through CDS. The Company will cause a global certificate or certificates (in physical or electronic form) representing any Offered Shares to be delivered to, and registered in the name of, CDS or its nominee. So long as the Offered Shares are held through CDS, rights of shareholders must be exercised through, and all payments or other property to which such holder is entitled will be made or delivered by, CDS or the CDS participant through which the shareholder holds such securities. Each person who acquires Offered Shares under the Offering will receive only a customer confirmation of purchase from the Underwriter or registered dealer from or through which the Offered Shares are acquired in accordance with the practices and procedures of that Underwriter or registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book-entry accounts for its CDS participants having interests in the Offered Shares. Notwithstanding the foregoing, all Offered Shares issued in the United States pursuant to available exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws to purchasers who do not qualify as Qualified Institutional Buyers will be represented by definitive physical certificates

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any United States state securities laws, and accordingly may not be offered, sold or delivered, directly or indirectly, in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters may offer and resell the Offered Shares that they have acquired pursuant to the Underwriting Agreement in the United States to purchasers who are Qualified Institutional Buyers. In addition, pursuant to the Underwriting Agreement, the Underwriters may offer and the Company may sell the Offered Shares on a “substituted purchaser” basis in the United States to purchasers who are "accredited investors", as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act, pursuant to the exemption from registration provided by Rule 506(b) of Regulation D under the U.S. Securities Act and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable United States state securities laws. The Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Rule 903 of Regulation S under the U.S. Securities Act. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption from such registration requirements. Any Offered Shares offered or sold in the United States will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and any certificates representing the Offered Shares issued to such purchasers will contain a restriction or legend to the effect that such securities have not been registered under the U.S. Securities Act and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and applicable United States state securities laws.

ELIGIBILITY FOR INVESTMENT

In the opinion of MLT Aikins LLP, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder, as of the date hereof, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans, registered education savings plans ("RESPs"), registered disability savings plans ("RDSPs") and tax-free savings accounts ("TFSAs") (each, a "Registered Plan").

Provided that for purposes of the Tax Act the annuitant of an RRSP or RRIF, the holder of a TFSA or RDSP or subscriber of a RESP, as the case may be, deals at arm's length with the Company and does not have a "significant interest" (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company, the Offered Shares would not be a "prohibited investment" for RRSPs, RRIFs, RDSPs, TFSAs and RESPs, as the case may be, under the Tax Act on the date hereof. In addition, the Offered Shares will not be a prohibited investment if such securities are "excluded property" as defined in the Tax Act, for an RRSP, RRIF, RDSP, TFSA or RESP. Annuitants of an RRSP or RRIF, holders of a TFSA or RDSP or subscribers of a RESP should consult their own tax advisors to ensure the Offered Shares would not be a prohibited investment in their particular circumstances.

Prospective purchasers of Offered Shares should consult their own tax advisers with respect to whether Offered Shares would be prohibited investments having regard to their particular circumstances.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As at the close of business on October 23, 2020, there were 154,920,228 Common Shares issued and outstanding. The holders of the Common Shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Company's board of directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the holders of the Common Shares to contribute additional capital and there are no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of the Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent pursuant to the Business Corporations Act (British Columbia).

PRIOR SALES

The following table summarizes the issuances by the Company of securities within the 12 months prior to the date of this Prospectus:

Date	Security	Price per Security	Number of Securities
May 1, 2020(1)	Units(1)	$0.13	10,238,000
May 20, 2020(2)	Units(2)	$0.13	4,962,000
Notes:
(1)
Private placement offering of units of the Company, with each unit comprised of one Common Share and one Common Share purchase warrant, with each such warrant exercisable for the purchase of one additional Common Share, at a price of $0.16 per share until May 1, 2023.
(2)
Private placement offering of units of the Company, with each unit comprised of one Common Share and one Common Share purchase warrant, with each such warrant exercisable for the purchase of one additional Common Share, at a price of $0.16 per share until May 20, 2023.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol "ELEF". The following table sets forth the high and low trading price and trading volumes of the Common Shares as reported by the TSX for the periods indicated:

	High	Low
Month	($)	($)	Volume
September 2019	0.55	0.24	15,599,201
October 2019	0.54	0.41	5,887,171
November 2019	0.43	0.27	4,745,191
December 2019	0.42	0.28	4,381,885
January 2020	0.50	0.27	9,386,097
February 2020	0.31	0.18	9,509,512
March 2020	0.22	0.10	17,447,962
April 2020	0.20	0.13	9,329,839
May 2020	0.33	0.17	12,741,931
June 2020	0.32	0.23	9,240,120
July 2020	0.49	0.30	24,556,448
August 2020	0.59	0.45	21,891,211
September 2020	0.55	0.23	17,222,500
October 1, 2020 – October 23, 2020	0.52	0.40	11,831,599

RISK FACTORS

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and present stage of exploration and development of its mineral properties. Before making an investment decision, prospective purchasers should carefully consider the risks and uncertainties described below, as well as the other information contained in or incorporated by reference in this Prospectus. These risks and uncertainties are not the only ones facing the Company. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the business operations of the Company. If any such risks actually occur, the Company's business, financial condition and operating results could be materially harmed, the value of the Company's securities could decline and you may lose all or part of your investment. This Prospectus also contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See "Cautionary Note Regarding Forward-Looking Information."

Prospective purchasers of the Offered Shares should carefully consider the risk factors set out below, as well as the information included or incorporated by reference in this Prospectus before making an investment decision to purchase the Offered Shares. See "Documents Incorporated by Reference".

Risks Associated with the Offering and the Company

Need for Future Financing

The future development of the Company's business will require additional financing or refinancings. There are no assurances that such financing or refinancings will be available or, if available, available upon terms acceptable to the Company. If sufficient capital is not available, the Company may be required to delay the expansion of its business and operations, which could have a material adverse effect on the Company's business, financial condition, prospects or results of operations.

Market Price Volatility

The market price of the Common Shares may be adversely affected by a variety of factors relating to the Company's business, including fluctuations in the Company's operating and financial results, the results of any public announcements made by the Company and the failure to meet analysts' expectations.

The market price of the Common Shares has experienced wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in silver, lead, zinc, vanadium and other metal prices. Other factors unrelated to the Company's performance that may have an effect on the price of the Common Shares include (among others) the following: (i) the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not follow the Common Shares; (ii) lessening in trading volume and general market interest in the Common Shares may affect an investor's ability to trade significant numbers of Common Shares; (iii) the size of the Company's public float may limit the ability of some institutions to invest in the Common Shares; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from the TSX or from any other exchange upon which the Common Shares may trade from time to time, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Completion of the Offering

The completion of the Offering remains subject to a number of conditions. There can be no certainty that the Offering will be completed. Failure by the Company to satisfy all of the conditions precedent to the Offering would result in the Offering not being completed. If the Offering is not completed, the Company may not be able to raise the funds required for the purposes contemplated under "Use of Proceeds" from other sources on commercially reasonable terms or at all.

Forward-looking statements may prove to be inaccurate

Investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found under the heading "Cautionary Statement Regarding Forward-Looking Statements" in this Prospectus.

Discretion in the Use of Proceeds

The Company currently intends to apply the net proceeds received from the Offering as described under the heading "Use of Proceeds" in this Prospectus. However, management of the Company will have discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of proceeds are uncertain. If the proceeds are not applied effectively, the Company's results may suffer.

Market Price of the Common Shares

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair the Company's ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of Common Shares by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Potential Dilution

The Company's articles of incorporation allow the Company to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Company's board of directors, in many cases, without the approval of the shareholders.

Except as described under the heading "Plan of Distribution" in this Prospectus, the Company may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or warrants.

The Company may also issue Common Shares to finance future acquisitions and other projects. The Company cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in the Company's earnings per share.

Risks and Other Considerations Relating to the Company

COVID-19

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered mineral reserves. The resource estimates contained in the Pulacayo Technical Report are indicated and inferred resource estimates only and no assurance can be given that any particular level of recovery of silver, lead, zinc, vanadium or other metals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable mineral deposit. In particular, inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Substantial additional work, including mine design and mining schedules, metallurgical flow sheets and process plant designs, would be required in order to determine if any economic deposits exist on the Company's properties. Additional expenditures will be required to establish mineral reserves through drilling and metallurgical and other testing techniques. The costs, timing and complexities of upgrading the mineral resources to proven or probable reserves may be greater than the value of the Company's reserves on a mineral property and may require the Company to write-off the costs capitalized for that property in its financial statements. The Company cannot provide any assurance that future feasibility studies will establish mineral reserves at its properties. The failure to establish mineral reserves could restrict the Company's ability to successfully implement its strategies for long-term growth.

Negative Operating Cash Flow and Going Concern

The Company is an exploration stage company and has not yet commenced commercial production on any property and, accordingly, has not generated cash flow from operations. The Company is devoting significant resources to the exploration of its projects in Bolivia and the United States, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it enters into commercial production and will not generate consolidated revenues sufficient to fund the continuing operation of the Company's projects. The Company has had negative operating cash flows from operations to date, and reported a total comprehensive loss of approximately $17,513,854 for the year ended December 31, 2019, and $1,404,894 for the six months ended June 30, 2020. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow.

The Company's auditor has indicated in the financial statements that there is substantial doubt about the Company's ability to continue as a going concern. Importantly, the inclusion in the Company's financial statements of a going concern opinion may negatively impact the Company's ability to raise future financing and achieve future revenue. The threat of the Company's ability to continue as a going concern will be removed only when, in the opinion of the Company's auditor, the Company's revenues have reached a level that is able to sustain its business operations. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company's assets, or curtail or discontinue the Company's operations. If any of these events happen, you could lose all or part of your investment. The Company's financial statements do not include any adjustments to the Company's recorded assets or liabilities that might be necessary if the Company becomes unable to continue as a going concern.

Foreign Operations, Including Emerging and Developing Market Risk

Changes in mining, investment or other applicable policies or shifts in political attitude in Bolivia may adversely affect the Company's operations or profitability and may affect the Company's ability to fund its ongoing expenditures. Regardless of the economic viability of the Company's properties, such political changes, which are beyond the Company's control, could have a substantive impact and prevent or restrict (or adversely impact the financial results of) mining of some or all of any deposits on the Pulacayo Project.

Bolivia is a mining-friendly jurisdiction with a long history of mining and an experienced labour force. The majority of the Company's operating costs in relation to Pulacayo Project are denominated in Bolivian boliviano. The Company has not hedged its exposure to any exchange rate fluctuations applicable to its business, and is therefore exposed to currency fluctuation risks. The Company's operations are also subject to Bolivian regulations pertaining to environmental protection, the use and development of mineral properties and the acquisition or use of rural properties by foreign investors or Bolivian companies under foreign control and various other Bolivian regulatory frameworks, as described below.

The market for securities issued by companies with significant operations in Bolivia is influenced by economic and market conditions in Bolivia and, to varying degrees, market conditions in Canada, the United States and developing countries, especially other Latin American countries. Although economic conditions vary by country, the reaction of investors to developments in one country may cause fluctuations in the capital markets in other countries. Developments or adverse economic conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Bolivian economy and resulted in considerable outflows of funds and reduced foreign investment in Bolivia, as well as limited access to international capital markets, all of which may materially adversely affect The Company's ability to borrow at acceptable interest rates or to raise equity capital when it needs to do so. In addition, a significant decline in the economic growth or demand for imports of any of Bolivia's major trading partners could have a material adverse impact on Bolivia's exports and balance of trade and adversely affect Bolivia's economic growth.

In addition, because international investors' reactions to the events occurring in one emerging market country sometimes produce a "contagion" effect, in which an entire region or class of investment is disfavored by international investors, Bolivia could be adversely affected by negative economic or financial developments in other countries.

The Company's financial condition and results of any future operations may also be materially adversely affected by any of the following factors, as well as by the Bolivian government's actions in response to them:

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currency depreciations and other exchange rate movements;
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monetary policies;
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inflation rate fluctuations;
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economic and social instability;
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energy shortages or other changes in energy prices;
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interest rates;
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disasters at third party mineral projects;
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exchange rate controls and restrictions on remittances abroad;
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liquidity of the domestic capital and lending markets;
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tax policy, including international tax treaties; and
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other political, diplomatic, social and economic policies or developments in or affecting Bolivia.

Uncertainty over whether the Bolivian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Bolivia and to heightened volatility in the market value of securities issued by Bolivian companies or companies with Bolivian assets.

These and other future developments in the Bolivian economy and governmental policies may adversely affect the Company.

Political and Economic Risks in Bolivia

The Pulacayo Project and certain other projects of the Company are located in Bolivia. Regardless of recent progress in restructuring its political institutions and revitalizing its economy, Bolivia's history since the mid-1960s has been one of political and economic instability under a variety of governments. Since 2006, the government has intervened in the national economy and social structure, including periodically imposing various controls, the effects of which have been to restrict the ability of both domestic and foreign companies to freely operate. Although the Company believes that the current conditions in Bolivia are relatively stable and conducive to conducting business, the Company's current and future mineral exploration and mining activities in Bolivia are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, political and labour unrest, civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens or purchase supplies from a particular jurisdiction.

There has been a significant level of social unrest in Bolivia in recent years resulting from a number of factors, including a high rate of unemployment. Protestors have previously targeted foreign firms in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company's operations. The Company's exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia's fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. In addition, labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. The Company cannot predict the government's positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company's business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. The Company's operations in Bolivia entail significant governmental, economic, social, medical, and other risk factors common to all developing countries. The status of Bolivia as a developing country may also make it more difficult for the Company to obtain any required financing because of the investment risks associated with it. The level of social unrest in Bolivia has increased significantly following the failed general elections held on October 20, 2019.

The Company's operations in Bolivia may be adversely affected by economic uncertainty characteristic of developing countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

Any such changes could have a material adverse effect on the Company's operations.

Operations and Exploration Subject to Governmental Regulations

The Company's operations and exploration and development activities are subject to extensive laws and regulations governing various matters, including: (a) environmental protection; (b) management and use of toxic substances and explosives; (c) management of natural resources; (d) management of tailings and other wastes; (e) mine construction; (f) exploration, development of mines, production and post-closure reclamation; (g) exports; (h) price controls; (i) taxation and mining royalties; (j) regulations concerning business dealings with indigenous groups; (k) labour standards and occupational health and safety, including mine safety; and (l) historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities, enjoining or curtailing operations, or requiring corrective measures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company's exploration activities, if any, and delays in the development of the Pulacayo Project.

The Company conducts operations in Bolivia. The laws of Bolivia differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Mineral Resources are Inherently Imprecise

The mineral resource figures referred to in the Pulacayo Technical Report have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, any mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported mineral resource estimates are uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Further drilling on the mineralized zones is required to complement the current bulk sample and add confidence in the continuity of mineralized zones in comparison to the current block model. Any material change in the quantity of mineralization, grade or mineralization to waste ratio or extended declines in market prices for silver, lead, zinc, vanadium and other metals may render portions of the Company's mineralization uneconomic and result in reduced reported mineral resources. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

Litigation and Regulatory Proceedings

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with the Company's operations, or investigations relating thereto. While the Company is presently unable to quantify any potential liability under any of the above heads of damage, such liability may be material and may materially adversely affect the Company's ability to continue operations. In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities in connection with its business activities, including, but not limited to, current and historic activities at the Company's properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company's licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of the Company's operations. The Company's current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

Property Interests

The agreements pursuant to which the Company hold rights to certain of its properties, provide that it must make a series of cash payments over certain time periods or make minimum exploration expenditures. If the Company fails to make such payments or expenditures in a timely manner, it may lose interest in those properties.

Influence of Third Party Stakeholders

The mineral properties in which the Company holds an interest, or the exploration equipment and road or other means of access which the Company intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, the Company's work programs may be delayed even if such claims are not meritorious. Such claims may result in significant financial loss and loss of opportunity for the Company.

Community Relations

The Company's relationships with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of properties. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial position and operations.

Operations Subject to Human Error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage the Company's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to the Company. These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort the Company might undertake and legal claims for errors or mistakes by the Company's personnel.

Prospective purchasers should also carefully consider the risks in the documents incorporated by reference into this Prospectus, including in the Annual Report under "Risk Factors". If any of such or other risks occurs, the Company's business, prospects, financial condition, financial performance and cash flows could be materially adversely impacted. In that case, the applicable securities could decline in value and purchasers could lose all or part of their investment. There is no assurance that any risk management steps taken by the Company will avoid future loss due to the occurrence of such risks or other unforeseen risks.

CONSOLIDATED CAPITALIZATION

The following represents the Company's share capital both before and after the issuance of the Offered Shares under the Offering:

Designation of Securities	Outstanding as at June 30, 2020	Outstanding pro forma as at June 30, 2020, after giving effect to the Offering	Outstanding pro forma as at June 30, 2020, after giving effect to the Offering and assuming exercise of the Over-Allotment Option in full
Common Shares	138,272,408	158,272,408	161,272,408
Stock Options	12,252,500	12,252,500	12,252,500
Warrants	39,675,827	39,675,827	39,675,827
Compensation Options	Nil	1,200,000	1,380,000

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company, LLP, Chartered Professional Accountants, located at 1200 – 609 Granville Street, P.O. Box 10372, Vancouver, British Columbia, Canada, V7Y 1G6.

The Company's transfer agent and registrar is Computershare Investor Services, (Canada), located at 510 Burrard St., 3rd Floor, Vancouver, British Columbia.

INTERESTS OF EXPERTS

Each of the persons listed in the table below is a "qualified person" for the purposes of NI 43-101. Each qualified person listed in the table below has authored the Pulacayo Technical Report or has reviewed certain scientific and technical information relating to the Company's mineral properties contained or incorporated by reference in this Prospectus.

Names	Role
Matthew Harrington, P. Geo	Author of the Pulacayo Technical Report
Michael Cullen, P. Geo	Author of the Pulacayo Technical Report
Osvaldo Arcé, P. Geo	Author of the Pulacayo Technical Report
Danniel Oosterman, P. Geo	Review of scientific and technical information relating to the Company's mineral properties contained or incorporated by reference in this Prospectus

Certain legal matters relating to this Offering will be passed upon on behalf of the Company by MLT Aikins LLP, and on behalf of the Underwriters by McCarthy Tétrault LLP.

The Company's auditors for the Annual Financial Statements incorporated by reference in this Prospectus, Davidson & Company, LLP, Chartered Professional Accountants, in Vancouver, British Columbia, report that they are independent from the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

None of the persons listed above received or will receive a direct or indirect interest in any property of the Company or any of its associates or affiliates. As of the date hereof, each of such persons (or in the case of experts who are not individuals, the "designated professionals" of each such person, as defined under Form 51-102F2 – Annual Information Form) owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of the Company and less than 1% of the outstanding securities of any class of the Company's associates or affiliates.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Mr. John Lee, a director and the chief executive officer of the Company, Mr. Masateru Igata, a director of the Company, Mr. Mark Leduc, a director of the Company, and Mr. David Smith, a director of the Company, each resides outside of Canada and each has appointed MLT Aikins LLP at 2600-1066 West Hastings St., Vancouver, British Columbia V6E 3X1, as agent for service of process. Osvaldo Arcé, P. Geo, who is an author responsible for the preparation of the Pulacayo Technical Report, resides outside of Canada and has appointed MLT Aikins LLP at 2600-1066 West Hastings St., Vancouver, British Columbia V6E 3X1 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PURCHASERS' RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

October 26, 2020

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, excluding Québec.

(Signed) John Lee	(Signed) Irina Plavutska
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) David Smith	(Signed) Greg Hall
Director	Director

CERTIFICATE OF THE UNDERWRITERS

October 26, 2020

To the best of our knowledge, information and belief, this Prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the provinces of Canada, excluding Québec.

MACKIE RESERARCH CAPITAL CORPORATION (Signed) David Greifenberger Managing Director, Investment Banking

CANACCORD GENUITY CORP. (Signed) Earle McMaster Director, Investment Banking	SPROTT CAPITAL PARTNERS LP, by its General Partner, SPROTT CAPITAL PARTNERS LP INC. (Signed) David Wargo Managing Director and Head of Investment Banking